Exhibit 99.1

Vermilion Energy Inc. Announces Second Quarter Results for the Three and Six Months Ended June 30, 2012

CALGARY, Aug. 2, 2012 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX - VET) is pleased to report interim operating and unaudited financial results for the three and six months ended June 30, 2012.

HIGHLIGHTS

•         Recorded average production of 39,168 boe/d during the second quarter of 2012, compared to 39,265 boe/d in the first quarter of 2012 and 35,219 boe/d in the second quarter of 2011.  While production was essentially flat as compared with the previous quarter, it increased more than 11% as compared to the second quarter of 2011.The significant year over year growth in production is due mainly to higher volumes attributable to Vermilion's Canadian-based Cardium development program and additional production associated with Vermilion's acquisition of certain working interests in France in January 2012. With its continued focus on predominately crude-based production growth, the Company has successfully grown its oil and liquids exposure to nearly 67% of consolidated production, most notably in Canada where oil and liquids now account for 57% of average production as compared to 42% in the second quarter of 2011. Combined with its Netherlands natural gas production, which is priced off a basket of primarily Brent-based heating and fuel oil products, Vermilion's production volumes are over 80% weighted to crude-based pricing.

•         Generated fund flows from operations of $127.8 million ($1.30 per share) in the second quarter of 2012, as compared to $151.1 million ($1.56 per share) in the first quarter of 2012 and $119.3 million ($1.32 per share) in the second quarter of 2011. The decrease in fund flows from operations for the second quarter of 2012 as compared to the first quarter 2012 reflects a nearly 12% reduction in Vermilion's weighted average realized price resulting from the approximate 9% decrease in both the West Texas Intermediate and Dated Brent crude reference prices and a 12% decrease in Canadian natural gas reference prices over the quarter. In addition, a significant build in crude oil inventories in both Australia and France during second quarter of 2012 negatively impacted fund flows by an estimated $13.7 million ($0.14 per share). The inventory builds were due to the timing of vessel loadings and will be sold in subsequent quarters. Vermilion's attention to growing its high netback liquids and European natural gas focused operations continues to increase the Company's profitability. As a result, the Company was able to grow fund flows by 7% compared to the second quarter of 2011 despite a nearly 12% decrease in the Company's weighted average realized price.

•         Vermilion continues to experience better than expected operational performance across all of its key operating regions providing the Company with significant flexibility in the management of its operations. As a result, given the current weakness in natural gas prices in Canada, the Company currently plans to temporarily shut-in approximately 6 mmcf/d (1,000 boe/d) of low profitability Canadian natural gas volumes during the second half of 2012, reducing Vermilion's exposure to North American natural gas to approximately 15% of consolidated production. The Company intends to bring this production back on-stream later in the year to meet certain lessee obligations and in anticipation of potentially higher seasonal pricing. Despite the planned shut-in of approximately 15% of the Company's Canadian natural gas production for most of the second half, Vermilion currently anticipates achieving average 2012 production volumes toward the middle or upper end of current guidance of between 37,000 and 38,000 boe/d, while further improving the profitability of the Company.

•         Vermilion continues to benefit from its significant exposure to Brent-based crude oil and European natural gas production.  Vermilion's Brent-based crude volumes represent approximately 43% of consolidated production or 69% of total crude production and currently receive a premium, on average, to the quoted Dated Brent reference price. Given the challenged market for Canadian-based crude production year-to-date in 2012, the Company's exposure to Brent-based crude production has provided Vermilion with an average US$25 to US$40 per barrel advantage relative to the Company's Canadian-based peers. Vermilion's European natural gas pricing has also remained strong with its Netherlands natural gas production, representing approximately 15% of consolidated production, expected to receive pricing of between $9.50 and $10.00 per mcf in 2012. This compares to average AECO index pricing for Canadian-based natural gas production of $2.02 per mcf during the first half of 2012.

•         As part of its focused New Growth initiative, the Company has invested a cumulative $84 million since early 2011 to acquire undeveloped lands in Canada with prospective exposure to emerging shale oil and liquids-rich gas resource opportunities.  Including a recent purchase of crown land subsequent to the second quarter of 2012, Vermilion has actively acquired a total of 408.5 net sections of undeveloped land in Canada to date.  As a result of these acquisitions, the Company now holds several large and contiguous land blocks with prospective exposure to emerging resource plays in Canada including 227 net sections on the Duvernay trend in the Greater Edson area.

•         Continued to grow production in the Company's Cardium light oil play in Western Canada as the Company continues with the long-term development of its extensive and high-quality Cardium assets in the West Pembina field. Vermilion has increased Cardium related production from approximately 1,000 boe/d in 2010 to approximately 7,500 boe/d during the second quarter of 2012.

•         Effective January 22, 2012, all open periods for appeal of the regulatory approvals related to construction of the onshore pipeline portion of Vermilion's Corrib offshore natural gas project in Ireland expired with no open appeals remaining outstanding. The tunnelling site has been handed over to the tunnel contractor who will prepare the site and install the tunnel boring machine, scheduled to arrive in the third quarter of 2012.  Tunneling operations are scheduled to commence during the fourth quarter of 2012.  First gas at Corrib is currently anticipated to occur in late 2014.

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Thursday, August 2, 2012 at 9:00 AM MST (11:00 AM EST).  To participate, you may call toll free 1-877-407-9205 (North America) or 1-201-689-8054 (International).  The conference call will also be available on replay by calling 1-877-660-6853 (North America) or 1-201-612-7415 (International) using account number 286 and conference ID number 395902.  The replay will be available until midnight eastern time on August 19, 2012.

You may also listen to the audio webcast by clicking www.investorcalendar.com/IC/CEPage.asp?ID=168841 or visit Vermilion's website at www.vermilionenergy.com/ir/eventspresentations.cfm.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
boe	barrel of oil equivalent of natural gas, natural gas liquids and crude oil on the basis of one boe for six mcf of natural gas
mboe	thousand barrel of oil equivalent
mmboe	million barrel of oil equivalent
boe/d	barrel of oil equivalent per day
NGLs	natural gas liquids
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
AECO	the daily average Alberta natural gas price as traded on the Natural Gas Exchange
$M	thousand dollars
$MM	million dollars
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
GAAP	Canadian Generally Accepted Accounting Principles or, alternatively,IFRS
IFRS	International Financial Reporting Standards or, alternatively, GAAP

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements under applicable securities legislation.  Forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to:

•         capital expenditures;

•         business strategies and objectives;

•         reserve quantities and the discounted present value of future net cash flows from such reserves;

•         petroleum and natural gas sales;

•         future production levels and rates of average annual production growth;

•         exploration plans;

•         development plans;

•         acquisition and disposition plans and the timing thereof;

•         operating and other expenses, including the payment of future dividends;

•         royalty rates;

•         the timing of regulatory proceedings and approvals;

•         the timing of first commercial natural gas from the Corrib field; and

•         estimate of Vermilion's share of the expected natural gas production from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•         the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;

•         the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers;

•         the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;

•         the timely receipt of required regulatory approvals;

•         the ability of Vermilion to obtain financing on acceptable terms;

•         foreign currency exchange rates and interest rates;

•         future crude oil, natural gas liquids and natural gas prices; and

•         Management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•         the ability of management to execute its business plan;

•         the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas and market demand;

•         risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;

•         risks inherent in Vermilion's marketing operations, including credit risk;

•         the uncertainty of reserves estimates and reserves life;

•         the uncertainty of estimates and projections relating to production, costs and expenses;

•         potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•         Vermilion's ability to enter into or renew leases on acceptable terms;

•         fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;

•         health, safety and environmental risks;

•         uncertainties as to the availability and cost of financing;

•         the ability of Vermilion to add production and reserves through exploration and development activities;

•         general economic and business conditions;

•         the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•         uncertainty in amounts and timing of royalty payments;

•         risks associated with existing and potential future law suits and regulatory actions against Vermilion; and

•         other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

($M except as indicated)	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
Financial	2012	2012	2011	2012	2011
Petroleum and natural gas sales	246,544	310,488	278,297	557,032	508,037
Fund flows from operations [1]	127,775	151,122	119,299	278,897	221,084
Fund flows from operations ($/basic share)	1.30	1.56	1.32	2.87	2.47
Fund flows from operations ($/diluted share)	1.28	1.54	1.30	2.82	2.43
Net earnings	37,816	65,094	81,429	102,910	108,622
Net earnings per share ($/basic share)	0.39	0.67	0.90	1.06	1.21
Capital expenditures	94,888	94,360	85,334	189,248	203,748
Acquisitions, including acquired working capital deficiencies [1]	-	110,282	(190)	110,282	38,101
Asset retirement obligations settled	2,581	766	9,612	3,347	11,243
Cash dividends ($/share)	0.57	0.57	0.57	1.14	1.14
Dividends declared	55,962	55,124	51,421	111,086	102,363
Less: Issuance of shares pursuant to the dividend reinvestment plan	(18,781)	(17,558)	(14,084)	(36,339)	(27,060)
Net dividends [1]	37,181	37,566	37,337	74,747	75,303
% of fund flows from operations, gross	44%	36%	43%	40%	46%
% of fund flows from operations, net	29%	25%	31%	27%	34%
Total net dividends, capital expenditures and asset retirement obligations settled[1]	134,650	132,692	132,283	267,342	290,294
% of fund flows from operations	105%	88%	111%	96%	131%
% of fund flows from operations (excluding the Corrib project)	93%	80%	90%	86%	114%
Net debt [1]	524,610	530,031	434,549	524,610	434,549
Operational
Production
Crude oil (bbls/d)	24,658	24,492	20,820	24,576	20,671
NGLs (bbls/d)	1,405	1,374	1,408	1,389	1,369
Natural gas (mcf/d)	78,629	80,393	77,952	79,512	76,131
Total (boe/d)	39,168	39,265	35,219	39,217	34,729
Production pricing
% priced with reference to WTI	23%	23%	15%	23%	15%
% priced with reference to AECO	18%	18%	20%	18%	21%
% priced with reference to Dated Brent	59%	59%	65%	59%	64%
Average selling price
Crude oil and NGLs ($/bbl)	100.07	113.99	115.04	103.17	106.04
Natural gas ($/mcf)	5.79	5.77	6.43	5.78	6.17
Netbacks ($/boe) [1]
Operating netback	53.88	58.45	53.87	54.79	50.58
Fund flows netback	39.40	42.30	37.22	39.85	35.16
Operating expenses	12.41	13.31	12.71	12.54	12.50
Average reference prices
WTI (US $/bbl)	93.49	102.93	102.56	98.21	98.33
Dated Brent (US $/bbl)	108.19	118.49	117.36	113.34	111.16
AECO ($/mcf)	1.90	2.15	3.87	2.02	3.82
Average foreign exchange rates
CDN $/US $	1.01	1.00	0.97	1.01	0.98
CDN $/Euro	1.30	1.31	1.39	1.30	1.37
Share information ('000s)
Shares outstanding
Basic shares outstanding	98,330	96,838	90,322	98,330	90,322
Diluted shares outstanding [1]	101,249	99,557	92,438	101,249	92,438
Weighted average shares outstanding
Basic shares outstanding	97,937	96,644	90,135	97,291	89,682
Diluted shares outstanding	99,923	98,191	91,514	99,000	90,902
1 The above table includes non-GAAP measures which may not be comparable to other companies. Please see the "Non-GAAP Measures" section of Management's Discussion and Analysis.

OPERATIONAL REVIEW AND OUTLOOK

Vermilion's solid performance during the second quarter of 2012 reflects the continued strength of the Company's international operations and the advantages of its global commodity exposure. The Company maintained stable production volumes of 39,168 boe/d in the second quarter of 2012  supported by strong operational performance across all of its key regions. Year over year, Vermilion's production has grown by more than 11%, attributable to continued growth in Canadian-based Cardium light oil production and the addition of approximately 2,200 boe/d in France related to the Company's acquisition of certain working interests in the Paris and Aquitaine basins in January 2012.

Vermilion's global commodity exposure continues to set the Company apart from its peers with approximately 43% of year to date production comprised of Brent-based crude and a further 15% comprised of Netherlands natural gas which realized a price of $9.65 per mcf during the first six months of 2012. The Company's strong leverage to global commodity markets, through its diversified international operations, places Vermilion in a strong competitive position relative to its Canadian peers who are faced with significant exposure to soft North American natural gas prices and a continued discount for Canadian-based crude products relative to WTI, which is expected to remain at a significant discount to Brent-based crudes for the foreseeable future.

During the second quarter of 2012, Canadian-based Edmonton Sweet crude differentials remained wide while Canadian natural gas prices at AECO softened a further 12% to approximately $1.90 per mcf.  Many of Vermilion's Canadian peers have been significantly impacted and, while Vermilion is not immune to these price effects, the Company's netbacks remain relatively robust as a result of its significant exposure to Brent crude related pricing for its production in France and Australia and the continued strength of natural gas pricing in the Netherlands, which averaged $9.55 per mcf during the second quarter. Whereas Canadian crudes indexed to Edmonton Sweet were priced at an approximate $10.00 per barrel discount to average WTI pricing of $93.49 per barrel, Vermilion continued to see strong relative pricing for its Brent crude which averaged $108.19 per barrel during the quarter, an approximate $25 per barrel advantage versus Edmonton Sweet indexed crudes.

Vermilion continues to experience better than expected operational performance across all of its key operating regions providing the Company with significant flexibility in the management of its operations. As a result, with the release of its first quarter 2012 operating and financial results, Vermilion announced an increase to its 2012 planned capital expenditures to approximately $450 million, a 21% increase from its previous budget of $373 million announced in December 2011. The additional capital will target Cardium drilling and completions in the second half of 2012 and effectively increases Vermilion's planned 2012 drilling program to approximately 40 net Cardium wells.  As the majority of this incremental activity is scheduled to take place in the latter part of the year, it is not expected to materially impact anticipated 2012 consolidated production volumes. In addition, given the current weakness in natural gas prices in Canada, the Company plans to temporarily shut-in approximately 6 mmcf/d (1,000 boe/d) of low profitability Canadian natural gas volumes during the second half of 2012. The Company intends to bring this production back on-stream later in the year to meet certain lessee obligations and in anticipation of potentially higher seasonal pricing.  Despite the planned shut-in of approximately 15% of the Company's Canadian natural gas production for most of the second half, Vermilion currently anticipates achieving average 2012 production volumes toward the middle or upper end of current guidance of between 37,000 and 38,000 boe/d, while further improving profitability.

The Company's Canadian development activities will continue to focus primarily on the full scale development of the Cardium light oil play.  Vermilion's well performance remains consistent and continues to outpace that of other operators in the West Pembina region. The Company has made significant strides in reducing average per well costs to between $3.5 and $3.7 million per well, and transportation costs continue to decrease as Vermilion ties-in and processes greater volumes through its newly constructed oil processing facility. At the end of the second quarter of 2012, Vermilion drilled or participated in approximately 91.3 net wells, 81.2 of which were on production. With an identified inventory at the beginning of 2012 of approximately 300 additional economic prospects in the West Pembina region, Vermilion has a drilling inventory that is expected to last at least six years at an expected drilling rate of 40 to 60 wells per year.  That inventory may grow as Vermilion achieves continuous improvement in costs and productivity in this resource play, and seeks to consolidate existing land positions within the West Pembina operating region. A further 120 prospects have been identified on Vermilion's legacy acreage; they are viewed as having marginal economics in the current environment but could be drilled in future years if technological improvements, costs or commodity prices change sufficiently to improve the economics of these prospects.

Vermilion continues to benefit from strong volumes from three Australian offshore wells brought on production in the fall of 2010 and has identified additional infill drilling opportunities at Wandoo that should enable it to maintain production levels between 6,000 and 8,000 boe/d for the foreseeable future, dependent on the timing of future drilling programs. The Company is currently planning to initiate a two to three well drilling program in late 2012 with related production additions anticipated in early 2013. Wandoo continues to be a strong cash flow generator attracting pricing at a meaningful premium to the Dated Brent index for crude oil with no transportation costs as a result of production being inventoried and sold directly at the platform.

In January 2012, Vermilion announced that it had closed the previously announced acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France. The assets are expected to average approximately 2,200 boe/d of production in 2012, weighted 86% to high quality Brent-based crude, and add an estimated 6.7 million boe1 of proved plus probable reserves (96% crude oil).  Vermilion paid approximately $106 million at closing of the acquisition reflecting a cost of approximately $48,200 per flowing boe and $15.80 per boe of proved plus probable reserves as evaluated by GLJ and effective December 31, 2011. The acquired assets consist of interests in the Itteville (79%), Vert Le Grand (90%), Vert Le Petit (100%), La Croix Blanche (100%) and Dommartin-Lettrée (56%) fields in the Paris Basin and the Vic Bilh (73%) field in the Aquitaine Basin. Vermilion previously held the remaining non-operated working interests in each of the Itteville, Vert Le Grand and Vic Bilh fields and now holds a 100% operated working interest in each of the acquired fields with the exception of the Dommartin-Lettrée field in the Paris Basin, in which the Company now holds a 56% non-operated interest. The acquisition was a natural addition to Vermilion's existing France asset base and is well aligned with the Company's strategic objective to maintain and consolidate its core operating areas and to increase its operating control where feasible. The acquired assets further strengthen Vermilion's position as the leading oil producer in France, and with a significant weighting toward high quality oil, are expected to provide robust netbacks in the current commodity price environment. Vermilion is in the preliminary stages of evaluating these new properties and believes it has identified numerous areas where it can reduce the current cost structure of these assets and increase production over time through optimized production operations, waterflood management and exploitation of infill development opportunities.

During the second quarter, Vermilion drilled the first of two planned wells in the Netherlands for 2012.  The Vinkega-2 development well, located in the Gorredijk concession, is targeting the Rotliegend sandstone and is a follow-up drill to the Company's successful discovery well, Vinkega-1, drilled in 2009. The well was rig-released at the end of June following successful drilling operations which were completed on time and on budget. The Company has commenced testing operations and is currently awaiting final test results and analysis. Vermilion currently plans to commence drilling of a second Netherlands well during the third quarter of 2012. Additionally, production volumes from the 2009 De Hoeve-1 well were brought on production in May 2012, with ongoing planning and permitting activities for tie-in of production volumes from the 2011 drilling campaign in late 2012 or early 2013.  Looking forward, Vermilion intends to maintain a rolling inventory of projects such that each year will involve a combination of new wells and tie-in of prior successes.

In Ireland, the Corrib partners have received all key approvals enabling preparation and construction of the tunnelling site for the onshore pipeline.  On January 22, 2012, the period for appeals of the regulatory permits expired with no appeals remaining outstanding, effectively bringing the regulatory approval phase of the project to a close. The Corrib partners have turned over the site to the tunnelling contractor who will prepare the site and install the tunnel boring machine, scheduled to arrive in August 2012, in advance of tunneling operations which are scheduled to commence during the fourth quarter of 2012.  First gas at Corrib is currently anticipated to occur in late 2014.

Beginning in late 2010, the Company launched its New Growth Initiative forming two teams of senior technical professionals focused on the identification and capture of positions in Canada and Europe to provide the Company with exposure to new and emerging unconventional shale oil and natural gas development opportunities with the potential to deliver meaningful production and reserves growth over the next five to ten years and beyond. As a result of this initiative, the Company has invested a cumulative $84 million since late 2010 to acquire undeveloped lands in Canada with prospective exposure to one emerging shale oil and two liquids-rich gas resource opportunities.  Including a recent purchase of crown land subsequent to the second quarter of 2012, Vermilion has actively acquired a total of 408.5 net sections of undeveloped land in Canada with unconventional development opportunities.  As a result of these acquisitions, the Company now holds several large and contiguous land blocks with exposure to emerging resource plays in Canada including 227 net sections on the Duvernay trend in the Greater Edson area.  To date, Vermilion has re-entered an existing vertical wellbore on one of the blocks to test the Duvernay resource play and has completed one "mini" fracture operation to analyze the local rock mechanics in the zone of interest.  In the coming months, the Company intends to complete a full scale vertical fracture in the Duvernay zone to evaluate potential reservoir performance, hydrocarbon content and gather additional technical information about the play.  Over the next 12 to 24 months, the Company expects to complete more drilling and testing operations on the Duvernay and other acquired positions in addition to working toward the continued identification and capture of further opportunities in its key operating regions of Canada, Europe and Australia.

Vermilion remains positioned to deliver strong operational and financial performance over the next several years.  The Company anticipates growing production by approximately 35% to 50,000 boe/d in 2015 through the continued development of its significant portfolio of organic growth opportunities.  Combined with an anticipated 50% growth in fund flows from operations over that same period, Vermilion remains confident of its ability to maintain a stable dividend for investors with the potential for dividend growth over time.  Near term development will continue to focus on high netback oil and European natural gas opportunities, including light oil production growth from the Cardium play in Western Canada and continued development of high netback natural gas prospects in the Netherlands.  In addition, with the regulatory process now complete, Vermilion and its partners are positioned to complete construction of the onshore pipeline, the final remaining phase of development for the Company's Corrib natural gas project in Ireland.  With five wells currently drilled, tested and ready for production and construction of related pipelines and facilities largely complete, the Corrib project is anticipated to deliver approximately 55 mmcf/d (9,000 boe/d) of net production to Vermilion when it comes on stream in late 2014 providing strong production and cash flow growth for the Company in 2015.  Beyond 2015, growth is anticipated to come from the development of new and emerging resource plays in Canada and Europe supported by relatively stable production in Australia, France and Ireland that is expected to deliver significant cash flows to enable the funding of these new growth opportunities.

The Company's conservative fiscal management and limited use of equity to finance its growth objectives should ensure that future growth is realized on a per share basis for investors.  The management and directors of Vermilion continue to control approximately 8% of the outstanding shares and remain committed to delivering superior rewards to all stakeholders.  Further, the Company continues to be recognized for excellence in its business practices.  In the first quarter of 2012, Vermilion was recognized for the third consecutive year by the Great Place to Work® Institute in both Canada and France. Vermilion ranked as the 25th Best Workplace in Canada among more than 230 companies that participated in the study while Vermilion's France office ranked as the 24th Best Workplace in France.

1 Estimated proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated October 14, 2011 with an effective date of December 31, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis ("MD&A"), dated August 1, 2012, of Vermilion Energy Inc.'s ("Vermilion" or the "Company") operating and financial results as at and for the three and six months ended June 30, 2012 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2012 and the audited consolidated financial statements for the year ended December 31, 2011 and 2010, together with accompanying notes.  Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2012 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim financial reporting", as issued by the International Accounting Standards Board.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein.  These non-GAAP measures do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities.

"Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital.  The most directly comparable GAAP measure is cash flows from operating activities.

"Fund flows from operations (excluding the Corrib project)" represents fund flows from operations excluding transportation expense related to the Corrib project.  Transportation expense related to the Corrib project pertains to a ship or pay agreement and, as there is a ceiling on the total payments due in relation to the associated pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

Cash flows from operating activities as presented in Vermilion's consolidated statements of cash flows are reconciled to fund flows from operations as follows:

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Cash flows from operating activities	123,485	124,887	61,930			248,372	188,547
Changes in non-cash operating working capital	1,709	25,469	47,757			27,178	21,294
Asset retirement obligations settled	2,581	766	9,612			3,347	11,243
Fund flows from operations	127,775	151,122	119,299	(15%)	7%	278,897	221,084	26%
Transportation expense related to the Corrib project	1,974	2,001	2,270			3,975	4,468
Fund flows from operations (excluding the Corrib project)	129,749	153,123	121,569	(15%)	7%	282,872	225,552	25%

"Acquisitions, including acquired working capital deficiencies" are the sum of "Property acquisitions" as presented in Vermilion's consolidated statements of cash flows, plus any working capital deficiencies acquired as a result of those acquisitions.  Management considers acquired working capital deficiencies to be an important element of a property acquisition.

Property acquisitions as presented in Vermilion's consolidated statements of cash flows are reconciled to acquisitions, including acquired working capital deficiencies as follows:

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Property acquisitions	-	106,184	(190)			106,184	38,101
Acquired working capital deficiencies	-	4,098	-			4,098	-
Acquisitions, including acquired
working capital deficiencies	-	110,282	(190)	(100%)	100%	110,282	38,101	189%

"Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. The most directly comparable GAAP measure is long-term debt.

Long-term debt as presented in Vermilion's consolidated balance sheets is reconciled to net debt as follows:

	As At
	June 30,	Dec 31,
($M)	2012	2011
Long-term debt	452,267	373,436
Current liabilities	397,483	491,184
Current assets	(325,140)	(435,659)
Net debt	524,610	428,961

"Cash dividends per share" represents cash dividends declared per share by Vermilion.

"Net dividends" are dividends declared less proceeds received by Vermilion for the issuance of shares pursuant to the dividend reinvestment plan. Dividends both before and after the dividend reinvestment plan are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends. Dividends declared are the most directly comparable GAAP measures to net dividends.

Dividends declared as presented in Vermilion's consolidated statements of changes in shareholders' equity are reconciled to net dividends as follows:

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Dividends declared	55,962	55,124	51,421			111,086	102,363
Issuance of shares pursuant to the
dividend reinvestment plan	(18,781)	(17,558)	(14,084)			(36,339)	(27,060)
Net dividends	37,181	37,566	37,337	(1%)	-	74,747	75,303	(1%)

"Total net dividends, capital expenditures and asset retirement obligations settled" are "net dividends" plus the following amounts from Vermilion's consolidated statements of cash flows:  "Drilling and development", "Exploration and evaluation", and "Asset retirement obligations settled."

"Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)" are "total net dividends, capital expenditures and asset retirement obligations settled" excluding drilling and development and asset retirement obligations settled relating to the Corrib project.

These measures are reviewed by management and are assessed as a percentage of fund flows from operations and fund flows from operations (excluding the Corrib project) to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential acquisitions.

These non-GAAP measures are comprised of the following GAAP measures:

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Dividends declared	55,962	55,124	51,421			111,086	102,363
Issuance of shares pursuant to the dividend reinvestment plan	(18,781)	(17,558)	(14,084)			(36,339)	(27,060)
Drilling and development	77,956	87,896	75,584			165,852	192,417
Exploration and evaluation	16,932	6,464	9,750			23,396	11,331
Asset retirement obligations settled	2,581	766	9,612			3,347	11,243
Total net dividends, capital expenditures and asset retirement obligations settled	134,650	132,692	132,283	1%	2%	267,342	290,294	(8%)
Capital expenditures and asset retirement obligations settled related to the Corrib project	(13,928)	(9,482)	(22,722)			(23,410)	(32,705)
Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)	120,722	123,210	109,561	(2%)	10%	243,932	257,589	(5%)

"Netbacks" are per barrel of oil equivalent and per mcf measures used in operational and capital allocation decisions.

"Diluted shares outstanding" is the sum of shares outstanding at the period end plus outstanding awards under Vermilion's equity based compensation plan, based on current estimates of future performance factors and forfeitures.

Shares outstanding is reconciled to diluted shares outstanding as follows:

	As At
	June 30,	March 31,	June 30,
('000s of shares)	2012	2012	2011
Shares outstanding	98,330	96,838	90,322
Potential shares issuable pursuant to the equity based compensation plan	2,919	2,719	2,116
Diluted shares outstanding	101,249	99,557	92,438

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion participated in the drilling of 10 wells (6.7 net) during the second quarter of 2012.  These wells included six (5.1 net) operated  Cardium horizontal wells and one (0.2 net) non-operated Cardium wells. At the end of the second quarter of 2012, 73 operated (63.9 net) Cardium wells were on production and 53 (17.3 net) non-operated wells were on production. Drilling and completion activities were lower than in the first quarter of 2012 as a result of some activities being deferred until the summer months following spring break-up.

France

In France, Vermilion continued with an active workover and recompletion program in addition to initiating optimization activities following the assumption of operatorship of the recently acquired working interests in the Paris and Aquitaine basins. Vermilion continues to work toward full integration of the acquired assets and the identification of further future optimization and infill drilling opportunities.

Netherlands

In the Netherlands, second quarter of 2012 operating activities were focused on drilling the Vinkega-2 development well in the Gorredijk concession.  The well targeted the Rotliegend sandstone and is a follow-up drill to Vermilion's successful discovery well, Vinkega-1, drilled in 2009. The well was rig released at the end of June following successful drilling operations which were completed on time and on budget. Vermilion has commenced testing operations and is currently awaiting final test results and analysis. Vermilion also completed construction of facilities to enable production from the fourth and final well of the 2009 drilling campaign, De Hoeve-1, and successfully brought on production at De Hoeve in May of 2012. Additional operating activities were focused on ongoing facility maintenance, site construction for the remainder of the 2012 drilling program and planning and permitting activities in preparation for a 2013 drilling campaign. Vermilion currently plans to commence drilling of a second Netherlands well during the third quarter of 2012. Vermilion also continues to evaluate the results of the 2011 drilling program, including facilities, infrastructure and permitting requirements associated with related production additions currently anticipated in 2013.

Australia

Vermilion continued preparations and permitting in anticipation of initiating a two to three well drilling campaign in late 2012.  Due to the anticipated late timing of the 2012 drilling campaign, production from the wells is not currently expected to occur until early 2013.

PRODUCTION

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Canada
Crude oil & NGLs (bbls/d)	9,078	8,876	5,209	2%	74%	8,977	5,148	74%
Natural gas (mmcf/d)	41.32	41.83	43.30	(1%)	(5%)	41.58	43.30	(4%)
Total (boe/d)	15,965	15,848	12,426	1%	28%	15,906	12,366	29%
% of consolidated	40%	40%	35%			41%	36%
France
Crude oil (bbls/d)	9,931	10,270	8,273	(3%)	20%	10,101	8,341	21%
Natural gas (mmcf/d)	3.57	3.48	0.88	3%	306%	3.53	0.95	272%
Total (boe/d)	10,526	10,850	8,419	(3%)	25%	10,689	8,500	26%
% of consolidated	27%	28%	24%			27%	24%
Netherlands
NGLs (bbls/d)	84	72	54	17%	56%	78	50	56%
Natural gas (mmcf/d)	33.74	35.08	33.77	(4%)	-	34.41	31.88	8%
Total (boe/d)	5,707	5,919	5,682	(4%)	-	5,813	5,362	8%
% of consolidated	15%	15%	16%			15%	16%
Australia
Crude oil (bbls/d)	6,970	6,648	8,692	5%	(20%)	6,809	8,501	(20%)
% of consolidated	18%	17%	25%			17%	24%
Consolidated
Crude oil & NGLs (bbls/d)	26,063	25,866	22,228	1%	17%	25,965	22,040	18%
% of consolidated	67%	66%	63%			66%	63%
Natural gas (mmcf/d)	78.63	80.39	77.95	(2%)	1%	79.51	76.13	4%
% of consolidated	33%	34%	37%			34%	37%
Total (boe/d)	39,168	39,265	35,219	-	11%	39,217	34,729	13%

Average total production in Canada of 15,965 boe/d during the second quarter of 2012 was essentially flat with production of 15,848 boe/d in the first quarter of 2012 and 28% higher than second quarter of 2011 production of 12,426 boe/d.  The year over year increase in Vermilion's Canadian production was mainly attributable to Cardium volumes, which more than doubled over the period, partially offset by a purposeful decline in Vermilion's conventional Canadian natural gas production. Production results to date continue to illustrate the low risk, dependable nature of planned production additions associated with Vermilion's Cardium related drilling and completions program. At the end of the second quarter of 2012, Vermilion's high netback oil and liquids production represented approximately 57% of total Canadian production as compared to 42% at the end of the second quarter of 2011.

Production in France averaged 10,526 boe/d in the second quarter of 2012, a modest 3% decline from the first quarter of 2012 production of 10,850 boe/d.  The decrease was attributable to natural production declines that were partially offset by minor optimization activities during the quarter.  On a year over year basis production has grown by more than 25%. The significant increase is largely attributable to incremental production volumes associated with Vermilion's acquisition of certain working interests in the Paris and Aquitaine basins in January 2012. Following the acquisition, Vermilion's France production remains predominantly weighted toward Brent crude at approximately 94%.

Average production volumes of 5,707 boe/d in the Netherlands during the second quarter of 2012 were relatively flat as compared to first quarter of 2012 production of 5,919 boe/d and 5,682 boe/d during the second quarter of 2011. Incremental production from the Rotliegend zone of the Vinkega-1 discovery well, brought on production in December 2011, and from De Hoeve-1, on production in May 2012, have largely offset natural production declines in the Netherlands and the termination of production from the Vlieland zone of the Vinkega-1 well in late 2011.

Australia production averaged 6,970 boe/d during the second quarter of 2012, compared to 6,648 boe/d in the first quarter of 2012 and 8,692 boe/d in the second quarter of 2011. The increase in production as compared to the first quarter of 2012 reflects the absence of downtime associated with  cyclone related shut downs during the first quarter of 2012. Production volumes during the second quarter of 2011 reflected the strong, flush performance of three wells drilled and brought on production in November 2010. Vermilion expects to sustain annual average production at between 6,000 boe/d and 8,000 boe/d over the next few years with two-to-three well drilling campaigns conducted approximately every other year.  The next planned drilling campaign is scheduled for late 2012.

FINANCIAL REVIEW

During the three months ended June 30, 2012, Vermilion generated fund flows from operations of $127.8 million compared to $151.1 million for the three months ended March 31, 2012 and $119.3 million for the three months ended June 30, 2011.  The decrease in fund flows from operations for the second quarter of 2012 as compared to the first quarter of 2012 was primarily the result of lower commodity prices combined with a build of inventory in France and Australia. The increase in fund flows from operations for the second quarter of 2012 compared to the same period in the prior year was the result of lower current taxes and a reduction in realized losses on Vermilion's commodity hedging contracts.  The reduction in current taxes was the result of generally lower commodity prices and higher capital spending during the second quarter in Australia, which reduced PRRT.  The GAAP measure cash flows from operating activities was relatively consistent quarter over quarter despite the decrease in fund flows from operations, due in part to the collection of accounts receivable related to the draw of inventory in Australia at the end of the previous quarter.

During the six months ended June 30, 2012, Vermilion generated fund flows from operations of $278.9 million compared to $221.1 million in 2011.  The year over year increase in fund flows from operations resulted primarily from higher oil production in Canada and France in addition to lower PRRT in Australia.  The GAAP measure cash flows from operating activities increased year over year as a result of the increase in fund flows from operations and reduced asset retirement obligations settled.

Vermilion's net debt was $524.6 million at June 30, 2012 (December 31, 2011 - $429.0 million) representing approximately 0.9 times annualized fund flows from operations.  The increase in net debt was the result of a $106.1 million acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France. Long-term debt increased to $452.3 million at June 30, 2012 (December 31, 2011 - $373.4 million) as a result of current year to date capital expenditures, including the continued development of the Cardium resource play and the acquisitions of additional undeveloped acreage in Canada, as well as the aforementioned acquisition in France.

For the six months ended June 30, 2012, total net dividends, capital expenditures and asset retirement obligations settled (excluding capital expenditures and asset retirement obligations settled on the Corrib project) expressed as a percentage of fund flows from operations were 86% (June 30, 2011 - 114%).  The year over year decreases in this ratio relates primarily to improved fund flows from operations and lower capital expenditures.

COMMODITY PRICES

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Average reference prices
WTI (US $/bbl)	93.49	102.93	102.56	(9%)	(9%)	98.21	98.33	0%
Edmonton Sweet index (US $/bbl)	83.29	92.44	106.91	(10%)	(22%)	87.86	98.16	(10%)
Dated Brent (US $/bbl)	108.19	118.49	117.36	(9%)	(8%)	113.34	111.16	2%
AECO ($/mcf)	1.90	2.15	3.87	(12%)	(51%)	2.02	3.82	(47%)
Netherlands oil-linked gas price ($/mcf)	9.94	10.18	9.14	(2%)	9%	10.06	8.68	16%
Netherlands oil-linked gas price (€/mcf)	7.67	7.75	6.94	(1%)	11%	7.71	6.34	22%
Average realized prices ($/boe)
Canada	51.58	55.84	54.04	(8%)	(5%)	53.70	51.66	4%
France	104.15	104.84	107.90	(1%)	(3%)	106.56	104.35	2%
Netherlands	57.88	59.08	56.91	(2%)	2%	58.49	54.19	8%
Australia	129.94	156.43	132.87	(17%)	(2%)	119.16	116.52	2%
Consolidated	76.04	86.90	86.83	(12%)	(12%)	79.57	80.82	(2%)
Production mix (% of production)
% priced with reference to WTI	23%	23%	15%			23%	15%
% priced with reference to AECO	18%	18%	20%			18%	21%
% priced with reference to Dated Brent	59%	59%	65%			59%	64%

Reference prices

During the three months ended June 30, 2012, the average WTI reference price decreased by 9%, the average Edmonton Sweet index decreased by 10% and the average Dated Brent reference price decreased by 9% as compared to the three months ended March 31, 2012.

Overall, crude oil prices were generally lower during the second quarter of 2012 as compared to the first quarter of 2012.  This was a result of the combined effects of forecasted weaker global demand, easing concerns over geopolitical supply risks, and continued strength in global production.  WTI and the Edmonton Sweet index continued to trade at a significant discount to Dated Brent due to increased production in North America and the subsequent pipeline capacity constraints in the U.S. Midwest.

The AECO average reference price declined 12% from the first quarter of 2012 to the second quarter of 2012 due in part to the excess supply of natural gas in North America and continued high levels of inventory.

The Netherlands realized gas price remained relatively consistent quarter over quarter.

Realized pricing

The realized price of Vermilion's crude oil in Canada is directly linked to WTI but is subject to market conditions in Western Canada.  These market conditions can result in fluctuations in the pricing differential, as reflected by the Edmonton Sweet index price.  The realized price of Vermilion's NGLs in Canada is based on differentials to product specific trading hubs in the U.S.  The realized price of Vermilion's natural gas in Canada is based on the AECO spot price in Alberta.

Vermilion's crude oil in France and Australia is priced with reference to Dated Brent.

The price of Vermilion's natural gas in the Netherlands is based on pricing established by GasTerra, a statutory entity which purchases all natural gas produced by Vermilion in the Netherlands. The oil-linked gas price in the Netherlands is calculated using a trailing average of Dated Brent and the gas prices from European trading hubs.

Average realized prices in Vermilion's international jurisdictions will differ from their corresponding average reference prices due to a number of factors; including the timing of the sale of production, differences in the quality of production and point of settlement.  In Canada, average realized prices are impacted by the production mix of crude oil, NGLs and natural gas. The quarter over quarter decrease in average realized prices in Canada was due to a decline in oil prices together with the increased spread between WTI and the Edmonton Sweet index price and a lower AECO reference price for natural gas.

On a consolidated basis, for the three months ended June 30, 2012, crude oil and NGL production represented approximately 67% of total production (three months ended June 30, 2011 - 63%).  Production priced with reference to crude oil (WTI and Dated Brent) represented approximately 82% of total production for the three months ended June 30, 2012 (three months ended June 30, 2011, 80%).

CAPITAL EXPENDITURES AND PROPERTY ACQUISITIONS

	Three Months Ended			Six Months Ended
By category	June 30,	March 31,	June 30,	June 30,	June 30,
($M)	2012	2012	2011	2012	2011
Land	31,713	6,667	12,210	38,380	15,205
Seismic	1,327	799	2,108	2,126	3,873
Drilling and completion	28,309	54,858	27,884	83,167	90,967
Production equipment and facilities	26,718	24,755	32,405	51,473	76,156
Recompletions	1,403	2,645	5,725	4,048	10,991
Other	5,418	4,636	5,002	10,054	6,556
Capital expenditures	94,888	94,360	85,334	189,248	203,748
Property acquisitions	-	106,184	(190)	106,184	38,101
Total capital expenditures and acquisitions	94,888	200,544	85,144	295,432	241,849

	Three Months Ended			Six Months Ended
By classification	June 30,	March 31,	June 30,	June 30,	June 30,
($M)	2012	2012	2011	2012	2011
Drilling and development	77,956	87,896	75,584	165,852	192,417
Exploration and evaluation	16,932	6,464	9,750	23,396	11,331
Capital expenditures	94,888	94,360	85,334	189,248	203,748
Property acquisitions	-	106,184	(190)	106,184	38,101
Total capital expenditures and acquisitions	94,888	200,544	85,144	295,432	241,849

	Three Months Ended			Six Months Ended
By country	June 30,	March 31,	June 30,	June 30,	June 30,
($M)	2012	2012	2011	2012	2011
Canada	55,456	71,982	40,985	127,438	161,313
France	10,281	111,842	17,635	122,123	36,065
Netherlands	5,379	2,570	5,598	7,949	11,136
Australia	9,867	4,544	4,473	14,411	6,899
Ireland	13,905	9,606	16,453	23,511	26,436

Capital expenditures for the three months ended June 30, 2012 were higher relative to both the three months ended March 31, 2012 and June 30, 2011 while capital expenditures for the six months ended June 30, 2012 were lower relative to the same period in 2011.

The slight increase in capital expenditures for the second quarter as compared to the first quarter of 2012 was primarily the result of the increased land purchases that were almost entirely offset by lower expenditures for drilling and completion activity, both primarily in Canada.

The increase in capital expenditures for the three months ended June 30, 2012 as compared to the same period in 2011 was primarily the result of increased land purchases in Canada.

The increase in property acquisitions in 2012 was primarily due to the January 2012 acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.  Vermilion paid $106.1 million upon closing of the acquisition.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended			% change		Six Months Ended		% change
By product	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Crude oil & NGLs	205,126	268,291	232,677	(24%)	(12%)	473,417	423,045	12%
Per boe	100.07	113.99	115.04	(12%)	(13%)	103.17	106.04	(3%)
Natural gas	41,418	42,197	45,620	(2%)	(9%)	83,615	84,992	(2%)
Per mcf	5.79	5.77	6.43	-	(10%)	5.78	6.17	(6%)
Petroleum and natural gas sales	246,544	310,488	278,297	(21%)	(11%)	557,032	508,037	10%
Per boe	76.04	86.90	86.83	(12%)	(12%)	79.57	80.82	(2%)

	Three Months Ended			% change		Six Months Ended		% change
By country	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Canada	74,932	80,526	61,110	(7%)	23%	155,458	115,609	34%
Per boe	51.58	55.84	54.04	(8%)	(5%)	53.70	51.66	4%
France	94,828	103,511	82,664	(8%)	15%	198,339	160,538	24%
Per boe	104.15	104.84	107.90	(1%)	(3%)	106.56	104.35	2%
Netherlands	30,062	31,820	29,426	(6%)	2%	61,882	52,591	18%
Per boe	57.88	59.08	56.91	(2%)	2%	58.49	54.19	8%
Australia	46,722	94,631	105,097	(51%)	(56%)	141,353	179,299	(21%)
Per boe	129.94	156.43	132.87	(17%)	(2%)	119.16	116.52	2%

Vermilion's consolidated petroleum and natural gas sales for the three months ended June 30, 2012 decreased relative to the three months ended March 31, 2012 by $63.9 million. This decrease was the result of overall lower commodity prices, partially offset by higher crude oil and NGL sales volumes in Canada.

Consolidated petroleum and natural gas sales for the three months ended June 30, 2012 were lower than the comparable period in 2011 by $31.8 million. This decrease was the result of lower Dated Brent, Edmonton Sweet index, WTI and AECO pricing, offset slightly by increases in the Netherlands oil-linked gas price. The impact of lower pricing was partially offset by higher crude oil and NGL sales volumes in Canada and France.

Consolidated petroleum and natural gas sales for the six months ended June 30, 2012 were higher than the comparable period in 2011 by $49.0 million. The increase was primarily attributable to higher crude oil and NGL sales volumes in Canada and France and higher natural gas sales volumes in the Netherlands. This increase was partially offset by lower Edmonton Sweet index oil prices and AECO gas prices.

CRUDE OIL INVENTORY

Vermilion carries an inventory of crude oil in France and Australia, which is a result of timing differences between production and sales. Crude oil inventories increased in the second quarter of 2012 versus the first quarter of 2012 due to an increase in both France's and Australia's inventory of  47,380 bbls and  274,670 bbls, respectively.

The following table summarizes the changes in Vermilion's crude oil inventory positions:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(bbls)	2012	2012	2011	2012	2011
France
Opening crude oil inventory	223,421	186,955	167,438	186,955	158,229
Crude oil production	903,750	934,544	752,813	1,838,294	1,509,786
Crude oil sales	(856,370)	(898,078)	(705,119)	(1,754,448)	(1,452,883)
Closing crude oil inventory	270,801	223,421	215,132	270,801	215,132
Australia
Opening crude oil inventory	208	221,898	226,183	221,898	172,199
Crude oil production	634,245	604,934	790,968	1,239,179	1,538,766
Crude oil sales	(359,575)	(826,624)	(954,754)	(1,186,199)	(1,648,568)
Closing crude oil inventory	274,878	208	62,397	274,878	62,397

DERIVATIVE INSTRUMENTS

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Realized loss on derivativeinstruments	3,591	5,718	10,437	(37%)	(66%)	9,309	14,392	(35%)
Per boe	1.11	1.60	3.26	(31%)	(66%)	1.33	2.29	(42%)

The impact of Vermilion's derivative based risk management activities decreased the fund flows netback for the three and six months ended June 30, 2012 by $1.11 and $1.33 per boe, respectively.  This compares to a decrease of $3.26 and $2.29 per boe for the same periods in 2011.  The lower cost of risk management activities in the three and six months ended June 30, 2012 was associated with weaker crude oil prices relative to the ceiling on certain collars pertaining to 2012.

The nature of Vermilion's operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations.  All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes.  Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period.  During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.  Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company's expected requirements.  Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

The following table summarizes Vermilion's outstanding financial derivative positions as at June 30, 2012:

Risk Management	Funded Cost (US $/bbl)	bbls/d	Strike Price(s) US $/bbl
Collar - WTI
January 2012 to December 2012	1.00	250	82.00 - 119.45
July 2012 to September 2012	1.00	500	82.00 - 125.75
July 2012 to September 2012	1.00	250	82.00 - 128.50
July 2012 to September 2012	1.00	500	85.00 - 145.75
July 2012 to December 2012	1.00	500	78.00 - 104.15
July 2012 to December 2012	1.00	500	82.00 - 99.35
July 2012 to December 2012	1.00	500	82.00 - 115.10
October 2012 - December 2012	0.50	500	85.00 - 138.25
Collar - DATED BRENT
January 2012 to December 2012	1.00	1,000	82.00 - 113.40
January 2012 to December 2012	1.00	500	82.00 - 115.50
January 2012 to December 2012	1.00	500	82.00 - 130.75
July 2012 to September 2012	1.00	500	97.00 - 126.50
July 2012 to September 2012	1.00	250	92.00 - 127.80
July 2012 to December 2012	1.00	1,000	82.00 - 126.05
July 2012 to December 2012	1.00	1,000	82.00 - 126.55
October 2012 - December 2012	1.00	500	92.00 - 134.25
October 2012 - December 2012	1.00	500	97.00 - 132.20
Put - DATED BRENT
January 2012 to December 2012	4.46	600	83.00
January 2012 to December 2012	4.90	600	83.00
January 2012 to December 2012	4.49	600	83.00
January 2012 to December 2012	4.39	600	83.00
January 2012 to December 2012	3.65	500	83.00

An up to date listing of Vermilion's outstanding financial derivative positions is available on Vermilion's website at www.vermilionenergy.com/ir/hedging.cfm.

ROYALTIES

	Three Months Ended			% change		Six Months Ended		% change
By product	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Crude oil & NGLs	13,242	14,241	12,298	(7%)	8%	27,483	24,037	14%
Per boe	6.46	6.05	6.08	7%	6%	5.99	6.03	(1%)
Natural gas	89	211	242	(58%)	(63%)	300	1,710	(82%)
Per mcf	0.01	0.03	0.03	(67%)	(67%)	0.02	0.12	(83%)
Royalties	13,331	14,452	12,540	(8%)	6%	27,783	25,747	8%
Per boe	4.11	4.04	3.91	2%	5%	3.97	4.10	(3%)
% of petroleum and natural gas sales	5.4%	4.7%	4.5%			5.0%	5.1%

	Three Months Ended			% change		Six Months Ended		% change
By country	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Canada	8,216	8,969	7,778	(8%)	6%	17,185	16,453	4%
Per boe	5.66	6.22	6.88	(9%)	(18%)	5.94	7.35	(19%)
% of petroleum and natural gas sales	11.0%	11.1%	12.7%			11.1%	14.2%
France	5,115	5,483	4,762	(7%)	7%	10,598	9,294	14%
Per boe	5.62	5.55	6.22	1%	(10%)	5.69	6.04	(6%)
% of petroleum and natural gas sales	5.4%	5.3%	5.8%			5.3%	5.8%

Consolidated royalties per boe for the three and six months ended June 30, 2012 were $4.11 and $3.97, respectively, as compared to $3.91 and $4.10 for the same periods in the prior year. Consolidated royalties per boe for the first quarter of 2012 were $4.04. As a percentage of sales, royalties for the three and six months ended June 30, 2012 were 5.4% and 5.0%, respectively, as compared to 4.5% and 5.1% for the comparative periods in the prior year.

In Canada, royalties as a percentage of sales for the three months ended June 30, 2012 was 11.0% as compared to 12.7% for the comparative period of the prior year and 11.1% for the prior quarter. Low natural gas pricing in 2012 has resulted in minimal natural gas royalties. Crude oil and NGL royalties as a percentage of sales decreased for the current quarter to 12.3% from 16.7% for the second quarter of 2011 due to lower royalty rates levied on initial production volumes from Vermilion's horizontal Cardium wells. As Vermilion's production mix has continued to shift towards these types of wells, the Company's crude oil and NGL royalty expense as a percentage of sales has declined. Crude oil and NGL royalties as a percentage of sales remained consistent with the first quarter of 2012.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. France royalties as a percentage of sales for the second quarter of 2012 was relatively consistent at 5.4% as compared to 5.8% for the same quarter in the previous year and 5.3% for the first quarter of 2012.

Production in the Netherlands and Australia is not subject to royalties.

OPERATING EXPENSE

	Three Months Ended			% change		Six Months Ended		% change
By product	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Crude oil & NGLs	28,645	36,866	30,633	(22%)	(6%)	65,511	58,009	13%
Per boe	13.97	15.66	15.14	(11%)	(8%)	14.28	14.54	(2%)
Natural gas	11,580	10,687	10,102	8%	15%	22,267	20,574	8%
Per mcf	1.62	1.46	1.42	11%	14%	1.54	1.49	3%
Operating	40,225	47,553	40,735	(15%)	(1%)	87,778	78,583	12%
Per boe	12.41	13.31	12.71	(7%)	(2%)	12.54	12.50	0%

	Three Months Ended			% change		Six Months Ended		% change
By country	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Canada	13,217	14,267	13,448	(7%)	(2%)	27,484	26,030	6%
Per boe	9.10	9.89	11.89	(8%)	(23%)	9.49	11.63	(18%)
France	13,755	15,102	11,536	(9%)	19%	28,857	21,260	36%
Per boe	15.11	15.30	15.06	(1%)	-	15.50	13.82	12%
Netherlands	5,457	4,109	3,954	33%	38%	9,566	8,355	14%
Per boe	10.51	7.63	7.65	38%	37%	9.04	8.61	5%
Australia	7,796	14,075	11,797	(45%)	(34%)	21,871	22,938	(5%)
Per boe	21.68	23.27	14.91	(7%)	45%	18.44	14.91	24%

Consolidated operating expense was $40.2 million or $12.41 per boe for the three months ended June 30, 2012 as compared to $47.6 million or $13.31 per boe for the first quarter of 2012. Consolidated operating expense for the second quarter of 2011 was $40.7 million or $12.71 per boe. For the six months ended June 30, 2012 consolidated operating expense was $87.8 million or $12.54 per boe as compared to $78.6 million or $12.50 per boe for the same period in the prior year.

In Canada, second quarter operating expense of $13.2 million was lower than the $14.3 million for the first quarter of 2012 and consistent with the $13.4 million for the second quarter of 2011. The decrease quarter over quarter resulted from lower facility maintenance costs. On a year to date basis, Canadian operating expense increased to $27.5 million for the six months ended June 30, 2012 from $26.0 million for the same period in the prior year due to higher volumes. On a per boe basis, quarter over quarter operating expenses decreased due to the lower costs and slightly increased volumes. Operating costs per boe for the three months ended June 30, 2012, as compared to the same period in the prior year, decreased by $2.79 as a result of higher Canadian volumes driven by the Cardium program. Similarly, for the year to date period ended June 30, 2012, operating costs per boe decreased by $2.14 despite slightly higher costs due to significantly higher Canadian volumes.

In France, second quarter operating expense of $13.8 million was lower than the first quarter expense of $15.1 million due to the timing of downhole intervention work. Despite slightly lower volumes, lower expenditures resulted in decreased costs on a per boe basis quarter over quarter. France operating expense for the second quarter of 2012 was higher than the same period in the prior year due to the incremental operating costs associated with a January 2012 acquisition of producing assets. For the same reason, operating costs for the six months ended June 30, 2012 were higher than the costs for the same period of the prior year. Despite the incremental expenses associated with the 2012 acquisition, operating expense remained consistent on a per boe basis for the three month period ended June 30, 2012 as compared to the same period in the prior year due to higher volumes. For the six month period ended June 30, 2012 operating costs per boe increased as additional spending more than offset the favourable impact of higher volumes.

In the Netherlands, operating expense for the three and six months ended June 30, 2012 of $5.5 million and $9.6 million, respectively, was higher than the expense of $4.0 million and $8.4 million for the comparative periods of the prior year. Operating expense for the first quarter of 2012 was $4.1 million.  The increase in expense for the current periods is associated with a scheduled $1.3 million maintenance program at the Harlingen natural gas treatment centre that occurred during the second quarter of 2012.

In Australia, second quarter operating expense decreased to $7.8 million from the previous quarter's expense of $14.1 million due to an increase in crude oil inventory associated with shipment timing. An increase in crude oil inventory results in the cost of production being carried temporarily on the balance sheet until the product is sold. Operating costs were further reduced quarter over quarter as the platform ran on diesel for less days during the second quarter as compared to the first quarter. Increased volumes quarter over quarter associated with reduced downtime further contributed to the quarter over quarter decrease in operating expense per boe.  For the three and six month periods ended June 30, 2012 operating expense per boe was higher than in the same periods of the prior year due to increased labour costs coupled with a decrease in volumes.

TRANSPORTATION EXPENSE

	Three Months Ended			% change		Six Months Ended		% change
By country	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Canada	2,350	2,044	1,471	15%	60%	4,394	2,986	47%
Per boe	1.62	1.42	1.30	14%	25%	1.52	1.33	14%
France	1,894	2,648	2,225	(28%)	(15%)	4,542	4,596	(1%)
Per boe	2.08	2.68	2.90	(22%)	(28%)	2.44	2.99	(18%)
Ireland	1,974	2,001	2,270	(1%)	(13%)	3,975	4,468	(11%)
Transportation	6,218	6,693	5,966	(7%)	4%	12,911	12,050	7%
Per boe	1.92	1.87	1.86	3%	3%	1.84	1.92	(4%)

Consolidated transportation expense for the three months ended June 30, 2012 was lower than the three months ended March 31, 2012.  This decrease was the result of a reduced number of Aquitaine shipments in France, due to the usage of higher volume cargo vessels. This decrease was offset partially by higher transportation costs in Canada, due to higher volumes and increased trucking costs as a result of pipeline downtime.

Consolidated transportation expense for the three and six months ended June 30, 2012 was higher than for the same period in the prior year. This increase was primarily the result of higher expenditures in Canada as a result of higher production volumes.

Transportation expense for Ireland pertains to the amount due under a ship or pay agreement related to the Corrib project. However, as there is a ceiling on the total payments due in relation to the associated pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

OTHER EXPENSE

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Other expense	585	7,983	804	(93%)	(27%)	8,568	1,156	641%
Per boe	0.18	2.24	0.25	(92%)	(28%)	1.22	0.18	578%

For the six months ended June 30, 2012, other expense was comprised primarily of $8.5 million relating to transfer taxes paid to regulatory authorities in France pursuant to the acquisition, in the first quarter of 2012, of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
General and administration	12,068	10,148	11,348	19%	6%	22,216	23,455	(5%)
Per boe	3.72	2.84	3.54	31%	5%	3.17	3.73	(15%)

General and administration expense of $12.1 million for the second quarter of 2012 was higher than the expense of $11.3 million for the second quarter of 2011 and $10.1 million for the prior quarter largely due to increased levels of staffing. For the six months ended June 30, 2012, general and administration expense decreased to $22.2 million from $23.5 million in the prior year due to more employee costs being allocated to specific capital and operating expense projects.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended			% change		Six Months Ended		% change
	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Equity based compensation	9,861	10,055	6,682	(2%)	48%	19,916	14,908	34%
Per boe	3.04	2.81	2.08	8%	46%	2.84	2.37	20%

Equity based compensation expense relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers and employees under the Vermilion Incentive Plan ("VIP"). The expense is recognized over the vesting period of the award based on the grant date fair value of awards, adjusted for the ultimate number of awards that actually vest as determined by the Company's achievement of a number of performance conditions.

Equity based compensation expense for the three months ended June 30, 2012 was lower than the preceeding quarter due to an overall decrease in outstanding awards. The expense for the six months ended June 30, 2012 was higher than the expense for the same period in 2011 as the 2012 expense reflected the revision of performance condition assumptions in the fourth quarter of 2011.

INTEREST EXPENSE

	Three Months Ended			% change		Six Months Ended		% change
($M except per boe)	June 30, 2012	March 31, 2012	June 30, 2011	Q2/12 vs. Q1/12	Q2/12 vs. Q2/11	June 30, 2012	June 30, 2011	2012 vs. 2011
Interest expense	6,600	6,101	6,569	8%	-	12,701	11,943	6%
Per boe	2.04	1.71	2.05	19%	-	1.81	1.90	(5%)

Interest expense increased during the three months ended June 30, 2012 as compared to the three months ended March 31, 2012, primarily due to increased borrowings under Vermilion's revolving credit facility as a result of continued capital expenditures for the Cardium resource play and the afformentioned France acquisition. Interest expense increased during the six months ended June 30, 2012 as compared to same period in the prior year primarily due to the 6.5% senior unsecured notes, issued in February of 2011, being outstanding for all of 2012.

DEPLETION AND DEPRECIATION, ACCRETION, IMPAIRMENTS AND GAIN ON ACQUISITION

	Three Months Ended			% change		Six Months Ended		% change
($M except per boe)	June 30, 2012	March 31, 2012	June 30, 2011	Q2/12 vs. Q1/12	Q2/12 vs. Q2/11	June 30, 2012	June 30, 2011	2012 vs. 2011
Depletion and depreciation	76,512	75,848	59,583	1%	28%	152,360	111,297	37%
Per boe	23.60	21.23	18.59	11%	27%	21.76	17.71	23%
Accretion	5,792	5,238	4,403	11%	32%	11,030	10,718	3%
Per boe	1.79	1.47	1.37	22%	31%	1.58	1.71	(8%)
Impairments	-	65,800	-	(100%)	-	65,800	-	100%
Per boe	-	18.42	-	(100%)	-	9.40	-	100%
Gain on acquisition	-	(45,309)	-	100%	-	(45,309)	-	(100%)
Per boe	-	(12.68)	-	100%	-	(6.47)	-	(100%)

Depletion and depreciation expense on a per boe basis for the three and six months ended June 30, 2012 increased as compared to the same period in 2011. The higher expenses are primarily due to the result of higher finding, development and acquisition costs incurred, which resulted from increased liquids development in Canada, and the acquisition of six producing fields in France in 2012.

Accretion expense on a per boe basis has increased in the three months ended June 30, 2012 as compared to both the three months ended March 31, 2012 and June 30, 2011. The higher accretion expense was due to an increase in asset retirement obligations resulting from additional obligations recognized on newly drilled and acquired wells and a decrease in the discount rates used to calculate asset retirement obligations in the jurisdictions in which Vermilion operates.

The impairment losses in the six months ended June 30, 2012 relate to impairment losses recorded on Vermilion's conventional deep gas and shallow coal bed methane natural gas plays. These impairment charges were the result of significant declines in the forward pricing assumptions for natural gas in Canada.

Gain on acquisition in the six months ended June 30, 2012 relates to Vermilion's acquisition of certain working interests in the Paris and Aquitaine basins in France. The gain arose as a result of the increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date. The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

TAXES

	Three Months Ended			% change		Six Months Ended		% change
By classification	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Current taxes before PRRT	29,225	32,364	35,668	(10%)	(18%)	61,589	61,974	(1%)
Per boe	9.01	9.06	11.13	(1%)	(19%)	8.80	9.86	(11%)
PRRT	8,460	27,269	35,960	(69%)	(76%)	35,729	59,253	(40%)
Per boe	2.61	7.63	11.22	(66%)	(77%)	5.10	9.43	(46%)
Current taxes	37,685	59,633	71,628	(37%)	(47%)	97,318	121,227	(20%)
Per boe	11.62	16.69	22.35	(30%)	(48%)	13.90	19.29	(28%)

	Three Months Ended			% change		Six Months Ended		% change
By country	June 30,	March 31,	June 30,	Q2/12 vs.	Q2/12 vs.	June 30,	June 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q1/12	Q2/11	2012	2011	2011
Canada	845	442	495	91%	71%	1,287	824	56%
Per boe	0.58	0.31	0.44	87%	32%	0.44	0.37	19%
France	15,725	12,895	18,548	22%	(15%)	28,620	34,530	(17%)
Per boe	17.27	13.06	24.21	32%	(29%)	15.38	22.44	(31%)
Netherlands	5,875	9,057	6,390	(35%)	(8%)	14,932	9,147	63%
Per boe	11.31	16.82	12.36	(33%)	(8%)	14.11	9.42	50%
Australia	15,240	37,239	46,195	(59%)	(67%)	52,479	76,726	(32%)
Per boe	42.38	61.56	58.40	(31%)	(27%)	44.24	49.87	(11%)

Vermilion pays current taxes in France, the Netherlands and Australia. Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions at a rate of approximately 34% and 45%, respectively.

In Australia, current taxes include both corporate income taxes and PRRT. Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT. PRRT is a profit based tax applied at a rate of 40% on revenues less eligible expenditures, which includes operating expenses and capital expenditures.

Current taxes before PRRT for the three and six months ended June 30, 2012 were lower as compared to the same period in the prior year. These year over year decreases are attributable to lower taxable income associated with generally weaker commodity prices.

PRRT decreased in the three months ended June 30, 2012 as compared to both the three months ended March 31, 2012 and June 30, 2011. These decreases were primarily the result of lower crude oil prices in the second quarter of 2012 as compared to both the first quarter of 2012 and the second quarter of 2011. PRRT as a percentage of operating income for the Australia segment for the six months ended June 30, 2012 was 30% as compared to 40% for the six months ended June 30, 2011. This decrease was primarily the result of higher capital expenditures in the current year versus the prior year.

As a function of the impact of Vermilion's Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

FOREIGN EXCHANGE

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
($M except per boe)	2012	2012	2011	2012	2011
Unrealized foreign exchange loss (gain)	16,730	(5,247)	(2,108)	11,483	(15,212)
Per boe	5.16	(1.47)	(0.66)	1.64	(2.42)
Realized foreign exchange (gain) loss	(755)	820	(262)	65	(442)
Per boe	(0.23)	0.23	(0.08)	0.01	(0.07)
Foreign exchange loss (gain)	15,975	(4,427)	(2,370)	11,548	(15,654)
Per boe	4.93	(1.24)	(0.74)	1.65	(2.49)

Foreign exchange gains and losses are comprised of both unrealized and realized gains and losses. Unrealized foreign exchange gains and losses are the result of translating monetary assets and liabilities held in non-functional currencies to the respective functional currencies of Vermilion and its subsidiaries. Realized gains and losses are the result of foreign exchange fluctuations on transactions conducted in non-functional currencies.

As a result of Vermilion's international operations, Vermilion conducts business in currencies other than the Canadian dollar and has monetary assets and liabilities (including cash, receivables, payables, derivative assets and liabilities, and intercompany loans) denominated in such currencies.  Vermilion's exposure to foreign currencies include the U.S. Dollar, the Euro and the Australian Dollar.

In the three months ended June 30, 2012, the unrealized foreign exchange loss primarily resulted from the impact of the appreciation of the Canadian dollar against the Euro and the resultant impact on Euro denominated loans made by Vermilion to its subsidiaries and the impact of the depreciation of the Canadian dollar against the U.S. Dollar on the U.S. Dollar denominated amount due pursuant to the Corrib acquisition.

Changes quarter over quarter and year over year in realized foreign exchange gains and losses are the result of changes in the volumes of transactions and daily fluctuations in foreign currencies.

NET EARNINGS

For the three and six months ended June 30, 2012, Vermilion had net earnings of $37.8 million or $0.39 per share and $102.9 million or $1.06, respectively (three and six months ended June 30, 2011, net earnings of $81.4 million or $0.90 per share and $108.6 million or $1.21 per share, respectively).

The decrease in net earnings for the three months ended June 30, 2012 as compared to the same period in the prior year was the result of lower commodity prices, higher depletion and depreciation and foreign exchange losses. These unfavorable variances were partially offset by lower current taxes and higher sold volumes in Canada and France.

The decrease in net earnings for the second quarter of 2012 as compared to the first quarter of 2012 was the result of lower commodity prices, foreign exchange losses and the absence of a gain on asset acquisition in France, which occurred in the first quarter of 2012. The decrease was partially offset by mark to market gains recorded on Vermilion's commodity hedging program in the second quarter of 2012 and the absence of impairment charges recorded in the first quarter of 2012.

Net earnings for the six months ended June 30, 2012 were consistent with the same period in the prior year.

SUMMARY OF RESULTS

	Three Months Ended
	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
($M except per share)	2012	2012	2011	2011	2011	2011	2010	2010
Petroleum and natural gas sales	246,544	310,488	275,172	248,361	278,297	229,740	216,426	172,253
Net earnings (loss)	37,816	65,094	(30,243)	64,442	81,429	27,193	(21,809)	24,576
Net earnings (loss) per share
Basic	0.39	0.67	(0.32)	0.71	0.90	0.30	(0.25)	0.29
Diluted	0.38	0.66	(0.32)	0.70	0.89	0.30	(0.25)	0.29

The fluctuations in Vermilion's petroleum and natural gas sales and net earnings (loss) from quarter to quarter are primarily caused by variations in sales volumes, petroleum and natural gas prices and the impact of royalties and tax legislation in the jurisdictions in which Vermilion operates.  In addition, petroleum and natural gas prices may impact gains and losses on derivative instruments and may result in impairment charges or the reversal of impairment charges incurred in previous periods.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's net debt as at June 30, 2012 was $524.6 million compared to $429.0 million as at December 31, 2011.

Long-term debt was comprised of the following balances as at June 30, 2012 and December 31, 2011:

	As At
	June 30,	Dec 31,
($M)	2012	2011
Revolving credit facility	230,473	152,086
Senior unsecured notes	221,794	221,350
Total long-term debt	452,267	373,436

Revolving Credit Facility

At June 30, 2012, Vermilion had in place a bank revolving credit facility totalling $950 million, of which approximately $230.5 million is drawn.  The facility, which matures in May 2015, is fully revolving up to the date of maturity.  The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion's operations totalling $7.4 million as at June 30, 2012 (December 31, 2011 - $3.7 million).

As at June 30, 2012, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.  Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.  The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

ASSET RETIREMENT OBLIGATIONS

As at June 30, 2012, Vermilion's asset retirement obligations were $359.0 million compared to $310.5 million as at December 31, 2011.

The increase in asset retirement obligations is largely attributable to accretion, an overall decrease in the discount rates applied to the obligations, additions from wells drilled in 2012 and liabilities acquired pursuant to the acquisition in France during the first quarter of 2012.

DIVIDENDS

	Three Months Ended	Six Months Ended	Year Ended
	June 30,	June 30,	Dec 31,
($M)	2012	2012	2011
Cash flows from operating activities	123,485	248,372	447,092
Net earnings	37,816	102,910	142,821
Dividends declared	55,962	111,086	207,846
Excess of cash flows from operating activities over dividends declared	67,523	137,286	239,246
(Shortfall) of net earnings over dividends declared	(18,146)	(8,176)	(65,025)

Vermilion maintained monthly dividends at $0.19 per share and declared dividends totalling $111.1 million for the six months ended June 30, 2012.

Excess cash flows from operating activities over dividends declared are used to fund capital expenditures, asset retirement obligations and debt repayments.

Vermilion's policy with respect to dividends is to be conservative and retain a low ratio of dividends to fund flows from operations.  During low price commodity cycles, Vermilion will initially maintain dividends and allow the ratio to rise. Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity to change the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Since Vermilion's conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007. Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends have remained at $0.19 per share per month.

Over the next three years, the Corrib, Cardium and other exploration and development activities will require a significant capital investment by Vermilion.  Although Vermilion currently expects to be able to maintain its current dividend, Vermilion's fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement obligations.  Vermilion will evaluate its ability to finance any shortfalls with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

SHAREHOLDERS' EQUITY

During the six months ended June 30, 2012, Vermilion issued 1,899,914 shares pursuant to the dividend reinvestment plan and Vermilion's equity based compensation programs.  Shareholders' capital increased by $77.4 million as a result of the issuance of those shares.

As at June 30, 2012, there were 98,330,049 shares outstanding.  As at August 1, 2012, there were 98,455,923 shares outstanding.

CORRIB PROJECT

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland.  Production from Corrib is expected to increase Vermilion's volumes by approximately 55 mmcf/d (9,000 boe/d) once the field reaches peak production.  Vermilion acquired its 18.5% working interest in the project on July 30, 2009.  The project comprises seven offshore wells, both offshore and onshore pipeline segments as well as a significant natural gas processing facility.  At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development.  Vermilion's interest was acquired for cash consideration of $136.8 million with subsequent capital expenditures to June 30, 2012 of $267.3 million, primarily related to completion of the natural gas processing facility, sub-surface well work, and permitting and preparations for construction of the onshore pipeline.  Furthermore, pursuant to the terms of the acquisition agreement, Vermilion will make an additional payment to the vendor of US$135 million at the end of 2012.  In 2011, approvals and permissions were granted for the onshore gas pipeline and construction has commenced with tunnelling expected to begin in the fourth quarter of 2012.  Vermilion expects to continue significant capital investment on this project over the next two years and currently expects to achieve initial gas production from this field in late 2014.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks.

For a detailed discussion of these risks, please see Vermilion's Annual Report for the year ended December 31, 2011, which is available on SEDAR at www.sedar.com or on the Company's website at www.vermilionenergy.com.

CRITICAL ACCOUNTING ESTIMATES

Vermilion's financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties, operating expenses, and current taxes include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that Vermilion expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and exploration and evaluation assets are based on estimates that Vermilion expects to realize; and
vii.	Equity based compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of June 30, 2012.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would materially impact Vermilion's financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Unless otherwise noted, as of January 1, 2013, Vermilion will be required to adopt the following standards and amendments as issued by the IASB.  The adoption of the following standards is not expected to have a material impact on Vermilion's consolidated financial statements:

IFRS 9 "Financial Instruments"
As of January 1, 2015, Vermilion will be required to adopt IFRS 9, as part of the first phase of the IASB's project to replace IAS 39, "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

IFRS 10 "Consolidated Financial Statements"
IFRS 10 replaces Standing Interpretations Committee 12, "Consolidation - Special Purpose Entities" and the consolidation requirements of IAS 27 "Consolidated and Separate Financial Statements".  The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 12 "Disclosure of Interests in Other Entities"
IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose vehicles.  The new disclosures require information that will assist financial statement users in evaluating the nature, risks and financial effects of an entity's interest in subsidiaries and joint arrangements.

Vermilion is currently assessing the impact of the adoption of the following standards on the consolidated financial statements:

IFRS 11 "Joint Arrangements"
IFRS 11 replaces IAS 31 "Interests in Joint Ventures".  The new standard focuses on the rights and obligations of an arrangement, rather than its legal form.  The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 13 "Fair Value Measurement"
IFRS 13 provides a common definition of fair value within IFRS.  The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

NETBACKS

The following table includes segmented financial statement information on a per unit basis.  Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012			Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	81.03	2.13	51.58	85.25	2.14	53.70	54.04	51.66
Realized hedging loss	(0.51)	-	(0.29)	(0.65)	-	(0.37)	(0.63)	(0.46)
Royalties	(9.94)	-	(5.66)	(10.43)	(0.02)	(5.94)	(6.88)	(7.35)
Transportation	(2.13)	(0.16)	(1.62)	(1.94)	(0.16)	(1.52)	(1.30)	(1.33)
Operating	(9.22)	(1.49)	(9.10)	(9.82)	(1.51)	(9.49)	(11.89)	(11.63)
Operating netback	59.23	0.48	34.91	62.41	0.45	36.38	33.34	30.89
France
Price	105.96	12.60	104.15	109.07	10.88	106.56	107.90	104.35
Realized hedging loss	(3.50)	-	(3.30)	(4.51)	-	(4.25)	(6.03)	(3.99)
Royalties	(5.87)	(0.26)	(5.62)	(5.95)	(0.24)	(5.69)	(6.22)	(6.04)
Transportation	(2.21)	-	(2.08)	(2.59)	-	(2.44)	(2.90)	(2.99)
Operating	(15.45)	(1.61)	(15.11)	(15.73)	(1.97)	(15.50)	(15.06)	(13.82)
Operating netback	78.93	10.73	78.04	80.29	8.67	78.68	77.69	77.51
Netherlands
Price	94.74	9.55	57.88	100.95	9.65	58.49	56.91	54.19
Operating	-	(1.78)	(10.51)	-	(1.53)	(9.04)	(7.65)	(8.61)
Operating netback	94.74	7.77	47.37	100.95	8.12	49.45	49.26	45.58
Australia
Price	129.94	-	129.94	119.16	-	119.16	132.87	116.52
Realized hedging loss	(0.47)	-	(0.47)	(0.28)	-	(0.28)	(6.46)	(4.70)
Operating	(21.68)	-	(21.68)	(18.44)	-	(18.44)	(14.91)	(14.91)
PRRT [1]	(23.53)	-	(23.53)	(30.12)	-	(30.12)	(45.46)	(38.51)
Operating netback	84.26	-	84.26	70.32	-	70.32	66.04	58.40
Total Company
Price	100.07	5.79	76.04	103.17	5.78	79.57	86.83	80.82
Realized hedging loss	(1.75)	-	(1.11)	(2.03)	-	(1.33)	(3.26)	(2.29)
Royalties	(6.46)	(0.01)	(4.11)	(5.99)	(0.02)	(3.97)	(3.91)	(4.10)
Transportation	(1.78)	(0.36)	(1.92)	(1.68)	(0.36)	(1.84)	(1.86)	(1.92)
Operating	(13.97)	(1.62)	(12.41)	(14.28)	(1.54)	(12.54)	(12.71)	(12.50)
PRRT [1]	(4.13)	-	(2.61)	(7.79)	-	(5.10)	(11.22)	(9.43)
Operating netback	71.98	3.80	53.88	71.40	3.86	54.79	53.87	50.58
General and administration			(3.72)			(3.17)	(3.54)	(3.73)
Interest expense			(2.04)			(1.81)	(2.05)	(1.90)
Realized foreign exchange gain (loss)			0.23			(0.01)	0.08	0.07
Other income (expense)			0.06			(1.15)	(0.01)	-
Current income taxes [1]			(9.01)			(8.80)	(11.13)	(9.86)
Fund flows netback			39.40			39.85	37.22	35.16
Accretion			(1.79)			(1.58)	(1.37)	(1.71)
Depletion and depreciation			(23.60)			(21.76)	(18.59)	(17.71)
Impairments			-			(9.40)	-	-
Gain on acquisition			-			6.47	-	-
Deferred taxes			(0.09)			4.02	1.56	4.92
Unrealized other expense			(0.24)			(0.07)	(0.24)	(0.18)
Unrealized foreign exchange (loss) gain			(5.16)			(1.64)	0.66	2.42
Unrealized gain (loss) on derivative instruments			6.17			1.67	8.25	(3.26)
Equity based compensation			(3.04)			(2.84)	(2.08)	(2.37)
Earnings netback			11.65			14.72	25.41	17.27
1 Vermilion considers Australian PRRT to be an operating item and accordingly has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

CONSOLIDATED BALANCE SHEETS (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)
		June 30,	December 31,
	Note	2012	2011
ASSETS
Current
Cash and cash equivalents		157,473	234,507
Accounts receivable		136,307	176,820
Crude oil inventory		19,293	13,885
Derivative instruments		1,706	186
Prepaid expenses		10,361	10,261
		325,140	435,659

Deferred taxes		190,484	175,545
Exploration and evaluation assets	4	113,351	92,301
Capital assets	3	2,187,158	2,031,682
		2,816,133	2,735,187

LIABILITIES
Current
Accounts payable and accrued liabilities		214,122	297,756
Dividends payable	7	18,683	18,322
Derivative instruments		2,179	11,568
Income taxes payable		30,014	36,407
Amount due pursuant to acquisition		132,485	127,131
		397,483	491,184

Derivative instruments		-	767
Long-term debt	6	452,267	373,436
Asset retirement obligations	5	359,049	310,531
Deferred taxes		236,684	227,668
		1,445,483	1,403,586

SHAREHOLDERS' EQUITY
Shareholders' capital	7	1,445,592	1,368,145
Contributed surplus		42,392	56,468
Accumulated other comprehensive loss		(42,417)	(33,387)
Deficit		(74,917)	(59,625)
		1,370,650	1,331,601
		2,816,133	2,735,187

CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME (THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)
		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Note	2012	2011	2012	2011
REVENUE
Petroleum and natural gas sales		246,544	278,297	557,032	508,037
Royalties		(13,331)	(12,540)	(27,783)	(25,747)
Petroleum and natural gas revenue		233,213	265,757	529,249	482,290

EXPENSES
Operating		40,225	40,735	87,778	78,583
Transportation		6,218	5,966	12,911	12,050
Equity based compensation	8	9,861	6,682	19,916	14,908
(Gain) loss on derivative instruments		(16,424)	(16,004)	(2,367)	34,914
Interest expense		6,600	6,569	12,701	11,943
General and administration		12,068	11,348	22,216	23,455
Foreign exchange loss (gain)		15,975	(2,370)	11,548	(15,654)
Other expense	2	585	804	8,568	1,156
Accretion	5	5,792	4,403	11,030	10,718
Depletion and depreciation	3, 4	76,512	59,583	152,360	111,297
Impairments	3	-	-	65,800	-
Gain on acquisition	2	-	-	(45,309)	-
		157,412	117,716	357,152	283,370
EARNINGS BEFORE INCOME TAXES		75,801	148,041	172,097	198,920

INCOME TAXES
Deferred		300	(5,016)	(28,131)	(30,929)
Current		37,685	71,628	97,318	121,227
		37,985	66,612	69,187	90,298

NET EARNINGS		37,816	81,429	102,910	108,622

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		(16,411)	11,154	(9,030)	21,751
COMPREHENSIVE INCOME		21,405	92,583	93,880	130,373

NET EARNINGS PER SHARE
Basic		0.39	0.90	1.06	1.21
Diluted		0.38	0.89	1.04	1.19

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)
Basic		97,937	90,135	97,291	89,682
Diluted		99,923	91,514	99,000	90,902

CONSOLIDATED STATEMENTS OF CASH FLOWS (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)
		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Note	2012	2011	2012	2011
OPERATING
Net earnings		37,816	81,429	102,910	108,622
Adjustments:
Accretion	5	5,792	4,403	11,030	10,718
Depletion and depreciation	3, 4	76,512	59,583	152,360	111,297
Impairments	3	-	-	65,800	-
Gain on acquisition	2	-	-	(45,309)	-
Unrealized (gain) loss on derivative instruments		(20,015)	(26,441)	(11,676)	20,522
Equity based compensation	8	9,861	6,682	19,916	14,908
Unrealized foreign exchange loss (gain)		16,730	(2,108)	11,483	(15,212)
Unrealized other expense		779	767	514	1,158
Deferred taxes		300	(5,016)	(28,131)	(30,929)
Asset retirement obligations settled	5	(2,581)	(9,612)	(3,347)	(11,243)
Changes in non-cash operating working capital		(1,709)	(47,757)	(27,178)	(21,294)
Cash flows from operating activities		123,485	61,930	248,372	188,547

INVESTING
Drilling and development	3	(77,956)	(75,584)	(165,852)	(192,417)
Exploration and evaluation	4	(16,932)	(9,750)	(23,396)	(11,331)
Property acquisitions	2, 3	-	190	(106,184)	(38,101)
Changes in non-cash investing working capital		(23,030)	(42,721)	(29,784)	(13,401)
Cash flows used in investing activities		(117,918)	(127,865)	(325,216)	(255,250)

FINANCING
Increase (decrease) in long-term debt		76,774	(6,687)	76,774	65,906
Issuance of shares pursuant to the dividend reinvestment plan	7	18,781	14,084	36,339	27,060
Cash dividends		(55,678)	(51,333)	(110,725)	(102,112)
Cash flows from (used in) financing activities		39,877	(43,936)	2,388	(9,146)
Foreign exchange (loss) gain on cash held in foreign currencies		(2,608)	542	(2,578)	2,711

Net change in cash and cash equivalents		42,836	(109,329)	(77,034)	(73,138)
Cash and cash equivalents, beginning of period		114,637	196,946	234,507	160,755
Cash and cash equivalents, end of period		157,473	87,617	157,473	87,617

Supplementary information for operating activities - cash payments
Interest paid		4,419	4,129	13,926	6,495
Income taxes paid		84,012	100,076	103,711	107,620

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)
				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive	Retained	Shareholders'
	Note	Capital	Surplus	Loss	Earnings	Equity
Balances as at January 1, 2011		1,025,770	40,726	(31,577)	10,983	1,045,902
Net earnings		-	-	-	108,622	108,622
Currency translation adjustments		-	-	21,751	-	21,751
Equity based compensation expense		-	14,122	-	-	14,122
Dividends declared		-	-	-	(102,363)	(102,363)
Issuance of shares pursuant to the
dividend reinvestment plan	7	27,060	-	-	-	27,060
Vesting of equity based awards	7, 8	22,050	(22,050)	-	-	-
Share-settled dividends
on vested equity based awards	7, 8	5,555	-	-	(5,555)	-
Shares issued for bonus plan	7	786	-	-	-	786
Balances as at June 30, 2011		1,081,221	32,798	(9,826)	11,687	1,115,880

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders'
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2012		1,368,145	56,468	(33,387)	(59,625)	1,331,601
Net earnings		-	-	-	102,910	102,910
Currency translation adjustments		-	-	(9,030)	-	(9,030)
Equity based compensation expense		-	19,280	-	-	19,280
Dividends declared	7	-	-	-	(111,086)	(111,086)
Issuance of shares pursuant to the
dividend reinvestment plan	7	36,339	-	-	-	36,339
Vesting of equity based awards	7, 8	33,356	(33,356)	-	-	-
Share-settled dividends
on vested equity based awards	7, 8	7,116	-	-	(7,116)	-
Shares issued for bonus plan	7	636	-	-	-	636
Balances as at June 30, 2012		1,445,592	42,392	(42,417)	(74,917)	1,370,650

DESCRIPTION OF EQUITY RESERVES

Shareholders' capital
Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus
Represents the recognized value of employee awards which are settled in shares. Once vested, the value of the awards is transferred to shareholders' capital.

Accumulated other comprehensive loss
Represents the cumulative income and expenses which are not recorded immediately in net earnings and are accumulated until an event triggers recognition in net earnings. The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period end rates.

Retained earnings (deficit)
Represents consolidated net earnings less distributed earnings of Vermilion Energy Inc.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the "Company" or "Vermilion") is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These condensed consolidated interim financial statements are in compliance with IAS 34, "Interim financial reporting" and have been prepared using the same accounting policies and methods of computation as Vermilion's consolidated financial statements for the year ended December 31, 2011.  Accounting pronouncements that have been issued but have not yet been adopted are discussed in Note 3 of Vermilion's consolidated financial statements for the year ended December 31, 2011. These condensed consolidated interim financial statements should be read in conjunction with Vermilion's consolidated financial statements for the year ended December 31, 2011, which are contained within Vermilion's Annual Report for the year ended December 31, 2011 and are available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on August 1, 2012.

2. BUSINESS COMBINATION

On January 19, 2012, Vermilion acquired, through its wholly owned subsidiaries, working interests in six producing fields located in the Paris and Aquitaine basins in France, for total consideration of $106.1 million before closing adjustments. The acquired working interests expanded Vermilion's existing interests and was a natural addition to the previous France asset base and is well aligned with Vermilion's strategic objective to maintain and consolidate the Company's core operating areas to own and operate 100% of its assets.

The acquired assets include land, wells, facilities, and inventory located in the Company's core producing fields in France. The fair value of the acquired identifiable assets and liabilities assumed at the date of acquisition was $151.4 million. A gain of $45.3 million was recognized as a result of an increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date.  The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized as follows:

($M)	Consideration
Cash paid to vendor	106,115
Total consideration	106,115

($M)	Allocation of Consideration
Petroleum and natural gas assets	206,191
Asset retirement obligations assumed	(27,518)
Deferred tax liabilities	(23,151)
Acquired working capital deficiencies	(4,098)
Net assets acquired	151,424
Gain on acquisition	(45,309)
Net assets acquired, net of gain on acquisition	106,115

Transfer taxes associated with this acquisition totalling $8.5 million have been excluded from the consideration and have been recognized as an expense in the six months ended June 30, 2012, within "Other expense" in the consolidated statements of net earnings and comprehensive income.

The results of operations from the assets acquired have been included in Vermilion's condensed consolidated interim financial statements beginning January 19, 2012, which contributed revenues of $49.2 million and operating income of $43.7 million for the six months ended June 30, 2012. Had the acquisition occurred on January 1, 2012, management estimates that consolidated revenues would have increased by an additional $6.6 million and consolidated operating income would have increased by $4.8 million for the six months ended June 30, 2012. In determining the pro-forma amounts, management has assumed that the fair value adjustments, determined provisionally, that arose at the date of acquisition would have been the same if the acquisition had occurred on January 1, 2012. It is impracticable to derive all amounts necessary to determine the increase to net earnings from the acquired working interests as operations were immediately merged with Vermilion's operations.

3. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

	Petroleum and	Furniture and	Total
($M)	Natural Gas Assets	Office Equipment	Capital Assets
Balance at January 1, 2011	1,802,422	17,130	1,819,552
Additions	408,810	2,417	411,227
Property acquisitions	50,878	-	50,878
Borrowing costs capitalized	9,923	-	9,923
Changes in estimate for asset retirement obligations	45,267	-	45,267
Depletion and depreciation	(228,562)	(4,414)	(232,976)
Impairments	(64,400)	-	(64,400)
Effect of movements in foreign exchange rates	(7,727)	(62)	(7,789)
Balance at December 31, 2011	2,016,611	15,071	2,031,682
Additions	263,790	2,138	265,928
Property acquisitions	106,184	-	106,184
Borrowing costs capitalized	5,028	-	5,028
Changes in estimate for asset retirement obligations	16,885	-	16,885
Depletion and depreciation	(147,750)	(2,841)	(150,591)
Impairments	(65,800)	-	(65,800)
Effect of movements in foreign exchange rates	(22,088)	(70)	(22,158)
Balance at June 30, 2012	2,172,860	14,298	2,187,158

Vermilion has not identified indicators of impairment or impairment reversal for any CGU's for the three months ended June 30, 2012 and therefore has not performed impairment testing calculations.

At March 31, 2012 and December 31, 2011, Vermilion performed assessments as to whether any cash generating units ("CGU") had indicators of impairment.  When indicators of impairment are identified, Vermilion assesses the recoverable amount of each CGU based on the estimated fair value less costs to sell as at the reporting date.  The estimated fair value takes into account the most recent commodity price forecasts, expected production and estimated costs of development. For the three months ended March 31, 2012, Vermilion recorded an impairment charge of $65.8 million related to conventional deep gas and shallow coal bed methane natural gas plays. The impairment charges were as a result of declines in the price forecasts for natural gas in Canada which decreased the expected cash flows from the CGU's.

Benchmark prices used in the March 31, 2012 calculations of recoverable amounts were determined by multiplying the mix of oil, natural gas and NGLs inherent in the reserves of the conventional deep natural gas and shallow coal bed methane CGUs by the price forecasts for each year.  The blended price per barrel of oil equivalent (BOE) was:

Canada	$/BOE
2012	27.01
2013	33.46
2014	35.78
2015	38.23
2016	40.68
2017	43.13
2018	45.61
2019	46.53
2020	47.51
2021	48.44
Average increase thereafter	2.0%

4. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	Exploration and Evaluation Assets
Balance at January 1, 2011	17,157
Additions	79,553
Depreciation	(3,732)
Effect of movements in foreign exchange rates	(677)
Balance at December 31, 2011	92,301
Additions	23,396
Depreciation	(1,769)
Effect of movements in foreign exchange rates	(577)
Balance at June 30, 2012	113,351

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion's asset retirement obligations:

($M)	Asset Retirement Obligations
Balance at January 1, 2011	267,389
Additional obligations recognized	8,612
Changes in estimates for existing obligations	(4,364)
Obligations settled	(23,071)
Accretion	21,889
Changes in discount rates	41,019
Effect of movements in foreign exchange rates	(943)
Balance at December 31, 2011	310,531
Additional obligations recognized	29,618
Obligations settled	(3,347)
Accretion	11,030
Changes in discount rates	14,785
Effect of movements in foreign exchange rates	(3,568)
Balance at June 30, 2012	359,049

6. LONG-TERM DEBT

The following table summarizes Vermilion's outstanding long-term debt:

	As At
($M)	June 30, 2012	Dec 31, 2011
Revolving credit facility	230,473	152,086
Senior unsecured notes	221,794	221,350
Total long-term debt	452,267	373,436

Revolving Credit Facility

At June 30, 2012, Vermilion had in place a bank revolving credit facility totalling $950 million.  The facility, which matures in May 2015, is fully revolving up to the date of maturity.  The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion's operations totalling $7.4 million as at June 30, 2012 (December 31, 2011 - $3.7 million).

7. SHAREHOLDERS' CAPITAL

The following tables reconcile the change in Vermilion's shareholders' capital:

Shareholders' Capital	Number of Shares	Amount ($M)
Balance as at January 1, 2011	88,998,242	1,025,770
Issuance of shares, net of deferred taxes	5,370,000	254,786
Issuance of shares pursuant to the dividend reinvestment plan	1,323,482	59,081
Vesting of equity based awards	608,073	22,139
Share-settled dividends on vested equity based awards	114,487	5,583
Shares issued for bonus plan	15,851	786
Balance as at December 31, 2011	96,430,135	1,368,145
Issuance of shares pursuant to the dividend reinvestment plan	830,020	36,339
Vesting of equity based awards	900,340	33,356
Share-settled dividends on vested equity based awards	156,387	7,116
Shares issued for bonus plan	13,167	636
Balance as at June 30, 2012	98,330,049	1,445,592

Dividends declared to shareholders for the six months ended June 30, 2012 were $111.1 million.

Subsequent to the end of the period and prior to the condensed consolidated interim financial statements being authorized for issue on August 1, 2012, Vermilion declared dividends totalling $18.7 million or $0.19 per share.

8. EQUITY BASED COMPENSATION PLAN

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan ("VIP"):

Number of Awards	2012	2011
Opening balance	1,750,055	1,683,776
Granted	528,326	566,425
Vested	(593,843)	(434,150)
Forfeited	(86,348)	(65,996)
Closing balance	1,598,190	1,750,055

The fair value of a VIP award is determined on the grant date at the closing price of Vermilion's common shares on the Toronto Stock Exchange, adjusted by the estimated performance factor that will ultimately be achieved. Dividends, which notionally accrue to the awards during the vesting period, are not included in the determination of grant date fair values. For the six months ended June 30, 2012, the awards granted had a weighted average fair value of $58.04 (2011 - $47.05).

9. SEGMENTED INFORMATION

The following amounts include transactions between segments, which are recorded at fair value at the date of recognition.

	Three Months Ended June 30, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Drilling and development	38,476	10,281	5,427	9,867	13,905	77,956
Exploration and evaluation	16,980	-	(48)	-	-	16,932

Operating Income (Loss)
Oil and gas sales to external customers	74,932	94,828	30,062	46,722	-	246,544
Royalties	(8,216)	(5,115)	-	-	-	(13,331)
Revenue from external customers	66,716	89,713	30,062	46,722	-	233,213
Realized loss on derivative instruments	(423)	(3,000)	-	(168)	-	(3,591)
Transportation expense	(2,350)	(1,894)	-	-	(1,974)	(6,218)
Operating expense	(13,217)	(13,755)	(5,457)	(7,796)	-	(40,225)
Operating income (loss)	50,726	71,064	24,605	38,758	(1,974)	183,179

Corporate income taxes	845	15,725	5,875	6,780	-	29,225
PRRT	-	-	-	8,460	-	8,460
Current income taxes	845	15,725	5,875	15,240	-	37,685

	Three Months Ended June 30, 2011
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Drilling and development	33,415	15,645	5,598	4,473	16,453	75,584
Exploration and evaluation	7,760	1,990	-	-	-	9,750

Operating Income (Loss)
Oil and gas sales to external customers	61,110	82,664	29,426	105,097	-	278,297
Royalties	(7,778)	(4,762)	-	-	-	(12,540)
Revenue from external customers	53,332	77,902	29,426	105,097	-	265,757
Realized loss on derivative instruments	(710)	(4,617)	-	(5,110)	-	(10,437)
Transportation expense	(1,471)	(2,225)	-	-	(2,270)	(5,966)
Operating expense	(13,448)	(11,536)	(3,954)	(11,797)	-	(40,735)
Operating income (loss)	37,703	59,524	25,472	88,190	(2,270)	208,619

Corporate income taxes	495	18,548	6,390	10,235	-	35,668
PRRT	-	-	-	35,960	-	35,960
Current income taxes	495	18,548	6,390	46,195	-	71,628

	Six Months Ended June 30, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,170,481	701,189	142,612	285,474	516,377	2,816,133
Drilling and development	104,022	16,008	7,900	14,411	23,511	165,852
Exploration and evaluation	23,347	-	49	-	-	23,396

Operating Income (Loss)
Oil and gas sales to external customers	155,458	198,339	61,882	141,353	-	557,032
Royalties	(17,185)	(10,598)	-	-	-	(27,783)
Revenue from external customers	138,273	187,741	61,882	141,353	-	529,249
Realized loss on derivative instruments	(1,061)	(7,914)	-	(334)	-	(9,309)
Transportation expense	(4,394)	(4,542)	-	-	(3,975)	(12,911)
Operating expense	(27,484)	(28,857)	(9,566)	(21,871)	-	(87,778)
Operating income (loss)	105,334	146,428	52,316	119,148	(3,975)	419,251

Corporate income taxes	1,287	28,620	14,932	16,750	-	61,589
PRRT	-	-	-	35,729	-	35,729
Current income taxes	1,287	28,620	14,932	52,479	-	97,318

	Six Months Ended June 30, 2011
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,041,809	550,407	126,524	262,188	474,245	2,455,173
Drilling and development	115,452	32,494	11,136	6,899	26,436	192,417
Exploration and evaluation	7,760	3,571	-	-	-	11,331

Operating Income (Loss)
Oil and gas sales to external customers	115,609	160,538	52,591	179,299	-	508,037
Royalties	(16,453)	(9,294)	-	-	-	(25,747)
Revenue from external customers	99,156	151,244	52,591	179,299	-	482,290
Realized loss on derivative instruments	(1,021)	(6,145)	-	(7,226)	-	(14,392)
Transportation expense	(2,986)	(4,596)	-	-	(4,468)	(12,050)
Operating expense	(26,030)	(21,260)	(8,355)	(22,938)	-	(78,583)
Operating income (loss)	69,119	119,243	44,236	149,135	(4,468)	377,265

Corporate income taxes	824	34,530	9,147	17,473	-	61,974
PRRT	-	-	-	59,253	-	59,253
Current income taxes	824	34,530	9,147	76,726	-	121,227

Reconciliation of operating income to net earnings

	Three Months Ended		Six Months Ended
($M)	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Operating income	183,179	208,619	419,251	377,265
Equity based compensation	(9,861)	(6,682)	(19,916)	(14,908)
Unrealized gain (loss) on derivative instruments	20,015	26,441	11,676	(20,522)
Interest expense	(6,600)	(6,569)	(12,701)	(11,943)
General and administration	(12,068)	(11,348)	(22,216)	(23,455)
Foreign exchange (loss) gain	(15,975)	2,370	(11,548)	15,654
Other expense	(585)	(804)	(8,568)	(1,156)
Accretion	(5,792)	(4,403)	(11,030)	(10,718)
Depletion and depreciation	(76,512)	(59,583)	(152,360)	(111,297)
Impairments	-	-	(65,800)	-
Gain on acquisition	-	-	45,309	-
Earnings before income taxes	75,801	148,041	172,097	198,920
Income taxes	(37,985)	(66,612)	(69,187)	(90,298)
Net earnings	37,816	81,429	102,910	108,622

10. CAPITAL DISCLOSURES

The following table calculates Vermilion's ratio of net debt to annualized fund flows from operations:

	Three Months Ended		Six Months Ended
($M except as indicated)	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Long-term debt	452,267	367,923	452,267	367,923
Current liabilities	397,483	332,364	397,483	332,364
Current assets	(325,140)	(265,738)	(325,140)	(265,738)
Net debt [1]	524,610	434,549	524,610	434,549

Cash flows from operating activities	123,485	61,930	248,372	188,547
Changes in non-cash operating working capital	1,709	47,757	27,178	21,294
Asset retirement obligations settled	2,581	9,612	3,347	11,243
Fund flows from operations	127,775	119,299	278,897	221,084
Annualized fund flows from operations [2]	511,100	477,196	557,794	442,168

Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	1.0	0.9	0.9	1.0

For the three and six months ended June 30, 2012, the ratio of net debt to annualized fund flows from operations was 1.0 and 0.9, respectively.  This ratio was higher in the three months ended June 30, 2012 compared to the same period in 2011 as a result of increased net debt.  The increase in debt levels resulted from the 2012 capital program and acquisitions.

Vermilion is subject to certain externally imposed capital requirements under its revolving credit facility.  During the periods covered by these condensed consolidated interim financial statements, Vermilion continued to comply with these requirements.

11. FINANCIAL INSTRUMENTS

Market risk:
Vermilion's financial instruments are exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions.  The following table summarizes what the impact on comprehensive income before tax would be for the six months ended June 30, 2012 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date.  The impact on comprehensive income before tax associated with changes in these risk variables for assets and liabilities that are not considered financial instruments are excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

June 30, 2012
Before tax effect on comprehensive income
Risk ($M)	Description of change in risk variable	Increase (decrease)
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the	(6,154)
	Euro by 5% over the relevant closing rates on June 30, 2012
	Decrease in strength of the Canadian dollar against the	6,154
	Euro by 5% over the relevant closing rates on June 30, 2012
Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the	4,170
	US$ by 5% over the relevant closing rates on June 30, 2012
	Decrease in strength of the Canadian dollar against the	(4,170)
	US$ by 5% over the relevant closing rates on June 30, 2012
Currency risk - AUD $ to Canadian	Increase in strength of the Canadian dollar against the	(1,085)
	AUD$ by 5% over the relevant closing rates on June 30, 2012
	Decrease in strength of the Canadian dollar against the	1,085
	AUD$ by 5% over the relevant closing rates on June 30, 2012
Commodity price risk	Increase in relevant oil reference price within option pricing models used to	(2,143)
	determine the fair value of financial derivative positions by US$5.00/bbl at June 30, 2012
	Decrease in relevant oil reference price within option pricing models used to	2,953
	determine the fair value of financial derivative positions by US$5.00/bbl at June 30, 2012

Reasonably possible changes in interest rates and natural gas prices would not have had a material impact on comprehensive income for the six months ended June 30, 2012.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO;
Curtis W. Hicks, C.A., Executive VP & CFO;
and/or
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:00e 02-AUG-12